Computation of Ratio of Earnings to Fixed Charges	Exhibit 12.1
(Dollars in thousands, except Ratio Data)

	Years Ended July 31,
	2005	2004	2003	2002	2001

Earnings:
Income before income taxes	$115,418	$70,327	$32,455	$43,135	$44,790
Add back:
Fixed charges less interest capitalized	9,668	2,362	1,301	1,239	1,589
Less:
Preferred stock dividends and premium on redemption of preferred stock			(262)	(395)	(421)

Total earnings	$125,086	$72,689	$33,494	$43,978	$45,958

Fixed Charges:
Interest, capitalized and expensed	$8,470	$1,231	$121	$82	$418
Amortization of debt expense	214	61
Interest portion of rent expense	1,051	1,070	918	761	750
Preferred stock dividends and premium on redemption of preferred stock			262	395	421

Total Fixed Charges	$9,735	$2,362	$1,301	$1,239	$1,589

Ratio of Earnings to Fixed Charges (1)	12.8	30.8	25.7	35.5	28.9

(1)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges less interest capitalized and subtracting preferred stock dividends and premium on redemption of preferred stock to derive total earnings, and dividing total earnings by fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of debt expense, 8.5% of rent expense which is deemed representative of an interest factor and preferred stock dividends and premium on redemption of preferred stock.